

Mailstop 3233

December 22, 2015

Via E-mail
Mr. David M. Metzger
Chief Operating Officer and Chief Financial Officer
RE/MAX Holdings, Inc.
5075 South Syracuse Street
Denver, Colorado 80237

> **Re:** **RE/MAX Holdings, Inc.**
> **Form 10-K**
> **Filed March 13, 2015**
> **File No. 001-36101**

Dear Mr. Metzger:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Non-GAAP Financial Measures, page 59

1.   Within your table that reconciles adjusted EBITDA to net income, we note you have indicated that your adjustments for equity-based compensation and severance and other related expenses are non-recurring. Given the equity-based compensation adjustment occurs in two of the three years presented and the severance and other related expense adjustment occurs in 2014 and 2015, it is not clear to us why they are non-recurring. Please clarify and/or revise future periodic filings to remove the reference to non-recurring from your disclosure. Please refer to Question 102.03 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. To the

extent you revise your MD&A disclosure, please also apply this comment to your disclosure within your segment footnote.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or me at 202-551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities